Exhibit 99.1

Annual General Meeting of Jumia Technologies AG of June 9, 2021

Declared Voting Results

Agenda item		Valid Votes Cast (For/Against)	In % of the Share Capital	Votes For the Resolution		Votes Against the Resolution		Decision
2.	Resolution on the ratification of the acts of the members of the management board for the financial year 2020	42,319,534	21.4618%	41,665,968	98.4556%	653,566	1.5444%	Approved
3.	Resolution on the ratification of the acts of the members of the supervisory board for the financial year 2020	42,320,818	21.4625%	41,694,096	98.5191%	626,722	1.4809%	Approved
4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information	42,498,754	21.5527%	42,049,362	98.9426%	449,392	1.0574%	Approved
5.	Resolution on the approval of the remuneration system of the members of the management board	36,647,098	18.5851%	31,168,466	85.0503%	5,478,632	14.9497%	Approved
6.	Resolution on the remuneration of the members of the supervisory board	41,975,484	21.2873%	36,444,094	86.8223%	5,531,390	13.1777%	Approved
7.	Resolution on the election of a member of the supervisory board	42,445,328	21.5256%	42,083,358	99.1472%	361,970	0.8528%	Approved
8.	Resolution on cancelling the existing Authorized Capital 2021/I and creating an Authorized Capital 2021/II with the possibility to exclude subscription rights, as well as on the related amendments to the Articles of Association	42,363,622	21.4842%	36,853,164	86.9925%	5,510,458	13.0075%	Approved
9.	Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2021/I and creating a new Conditional Capital 2021/II, as well as on the corresponding amendments to the Articles of Association	42,393,108	21.4991%	34,153,972	80.5649%	8,239,136	19.4351%	Approved
10.	Resolution on the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and the creation of a new Conditional Capital 2021/III to settle stock options under the Stock Option Program 2021, as well as the corresponding amendments to section 4(3) of the Articles of Association	36,699,108	18.6115%	35,561,306	96.8996%	1,137,802	3.1004%	Approved